SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 14, 2009.

1. DATE, HOUR AND PLACE: October 14, 2009, at 2:00 p.m., in the head office of Vivo Participações S.A. (“Company”), at Avenida Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo – SP, in accordance with the statutory call notice.

2. COMPOSITION OF THE BOARD: Luis Miguel Gilpérez López – Chairman and Bruno Angelo Indio e Bartijotto – Secretary.

3. ESTABLISHMENT: the meeting was held with the attendance of all Directors signatories to these minutes, in the event of quorum, pursuant to the Bylaws.

4. AGENDA AND RESOLUTIONS: after review and discussion the Directors unanimously approved without any qualifications the ratification of the Bookbuilding procedure conducted by the lead underwriter of the 4th (fourth) issuance of simple debentures, non-convertible into the Company’s shares, all registered and book-entry, unsecured (“Offering” and “Debentures”, respectively), on October 13, 2009, for purposes of collection of instruments of commitment to invest in the Debentures based on different remuneration indexes (“BookbuildingProcedure”). In this regard, as defined in the Bookbuilding Procedure:

4.1. the number of Debentures, which are the subject matter of the Offering, was increased by a percentage rate of 35% (thirty five percent), pursuant to Articles 14, § 2, and 24 of CVM Instruction nº 400/03, in a manner that 810,000 (eight hundred and ten thousand) Debentures, in the total value of R$ 810,000,000.00 (eight hundred and ten million Brazilian reais) will be issued and offered;

4.2. 98,000 (ninety eight thousand) Debentures will be issued in the 1st series; 640,000 (six hundred and forty thousand) Debentures will be issued in the 2nd series; and 72,000 (seventy two thousand) Debentures will be issued in the 3rd series;

4.3. the 1st series Debentures will be entitled to a remuneration corresponding to a percentage rate of 108% (one hundred and eight percent) of the average daily rates of the one-day Interbank Deposits, over extra group, called “Taxa DI Over Extra Grupo”, expressed as a percentage rate per annum, basis 252 (two hundred and fifty two) business days, daily disclosed by CETIP S.A. – Balcão Organizado de Ativos e Derivativos, calculated on exponential and cumulative basis, pro rata temporis based on the number of business days elapsed (“1st Series Remuneration” and “DI Rate”, respectively); the Debentures of the 2nd series will be entitled to a remuneration corresponding to a percentage rate of 112% (one hundred and twelve percent) of the DI Rate (“2nd Series Remuneration”); and the Debentures of the 3rd series will be entitled to receive compensatory interest corresponding to a percentage rate of 7% (seven percent) per annum, basis 252 (two hundred and fifty two) business days (“3rd Series Remuneration”), it being understood that the 1st Series Remuneration, the 2nd Series Remuneration and the 3rd Series Remuneration will be merely and indistinctly referred to as (“Remuneration”). The Remuneration will be calculated in accordance with the Deed of the Fourth Public Issuance of Simple Debentures, Non-convertible into Shares, Secured, issued by Vivo Participações S.A. (“Debenture Issue Indenture”), which will be subject to amendment in order to reflect this resolution; and

4.4. ultimately, the Directors authorized the board of executive officers to perform any and all actions necessary for the implementation of the aforesaid resolutions, including, without limitation, the execution of a private instrument of amendment to the Debenture Issue Indenture.

With nothing further to discuss, the meeting was adjourned, based on which these minutes were drawn up and then, after being read, were approved and signed by the Directors and the Secretary, and included in the book of minutes.

Signatures: Luis Miguel Gilpérez López – Chairman of the Board of Directors; Shakhaf Wine – Vice Chairman of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo (represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício; Félix Pablo Ivorra Cano; Ignácio Aller Mallo (represented by Félix Pablo Ivorra Cano); Carlos Manuel Mendes Fidalgo Moreira da Cruz (represented by Shakhaf Wine); José Guimarães Monforte and Antonio Gonçalves de Oliveira – Directors and Bruno Angelo Indio e Bartijotto – Secretary.

I certify that this is a true copy of the minutes of the extraordinary meeting of the board of directors held on October 14, 2009, included in the book of minutes.

Bruno Angelo Indio e Bartijotto
Secretary – OAB/SP nº 238.766

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.